AB 3/4

SECURIT 08028435 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26042

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: BTMU Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Huntington Avenue (Suite 400)
(No. and Street)

Boston (City) Massachusetts (State) 02199 (Zip Code)

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Cederlund (617) 573-9000
(Area Code - Telephone No.)

SEC Mail Processing Section
FEB 28 2008
Washington, DC
102

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

200 Berkeley Street (Address) Boston (City) Massachusetts (State) 02116 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

JP 3/6/08

AFFIRMATION

I, David Cederlund, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BTMU Financial Services, Inc., ("BTMUFS"), a wholly owned subsidiary of the Bank of Tokyo-Mitsubishi UFJ Trust Company, as of and for the year ended December 31, 2007, are true and correct. I further affirm that neither BTMUFS nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature — Date: 2/27/08

President
Title

Barbara Brady
Notary Public

BTMU FINANCIAL SERVICES, INC.
(Formerly, BTM Financial Services, Inc.)
(SEC I.D. No. 8-26042)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

BTMU FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

BTMU Financial Services, Inc.
(Formerly BTM Financial Services, Inc.)

(SEC I.D. No. 8-26042)

Financial Statements as of and for the Year Ended December 31, 2007, Supplemental Schedules as of December 31, 2007, and Independent Auditors' Reports

Filed Pursuant to Rule 17a-5(e)(3) as a ***PUBLIC DOCUMENT.***

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: + 617 437 2000
Fax: + 617 437-2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
BTMU Financial Services, Inc.

We have audited the accompanying statement of financial condition of BTMU Financial Services, Inc. ("BTMUFS"), (the "Company"), a wholly owned subsidiary of the Bank of Tokyo-Mitsubishi UFJ Trust Company, as of December 31, 2007, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of BTMU Financial Services, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of BTMUFS as of December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

February 21, 2008

BTMU FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 1,470,192
Advances to affiliate	11,628,009
Accrued interest receivable	9,831
Total Assets	$13,108,032

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Other payables	$ 45,000
Income taxes payable	81,214
Total Liabilities	126,214
Shareholder's Equity:	
Common stock $1 par value; 250,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	8,182,798
Retained earnings	4,798,020
Total Shareholder's Equity	12,981,818
Total Liabilities and Shareholder's Equity	$13,108,032

See notes to financial statements.

BTMU FINANCIAL SERVICES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:	
Placement and structuring fees	$ 479,538
Interest income	692,993
	1,172,531
Expenses:	
Management fees to affiliate	479,538
Other	160,301
	639,839
Income before income tax expense	532,692
Income tax expense	215,078
Net income	$ 317,614

See notes to financial statements.

BTMU FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2006	$ 1,000	$ 8,182,798	$ 4,480,406	$ 12,664,204
Net income			317,614	317,614
Balance, December 31, 2007	$ 1,000	$ 8,182,798	$ 4,798,020	$ 12,981,818

See notes to financial statements.

BTMU FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 317,614
Adjustments to reconcile net income to net cash used for operating activities:	
Increase in accrued interest receivable	(624)
Increase in other payables	45,000
Decrease in income taxes payable	(34,528)
Net cash provided by operating activities	327,462
CASH FLOWS FROM INVESTING ACTIVITIES—	
Net increase in advances receivable from affiliates	(2,418,893)
Net cash used in investing activities	(2,418,893)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,091,431)
CASH AND CASH EQUIVALENTS—Beginning of year	3,561,623
CASH AND CASH EQUIVALENTS—End of year	$ 1,470,192
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION—	
Income taxes paid	$ 249,606

See notes to financial statements.

1. ORGANIZATION AND NATURE OF OPERATIONS

BTMU Financial Services, Inc. ("BTMUFS"), (the "Company") is a subsidiary of the Bank of Tokyo-Mitsubishi UFJ Trust Company (the "Parent Company"), which in turn is a subsidiary of Bank of Tokyo-Mitsubishi UFJ, Ltd.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company is engaged primarily in debt and equity lease placement and syndication activities and provides related consulting services to third-party investors in the areas of transaction structuring, credit analysis and project financing. The Parent Company or an affiliate company may participate on a debt or equity basis in these lease transactions.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Placement fees are recognized as income in the period in which services are rendered. Structuring fees, which are contingent upon the successful completion of a placement transaction, are recognized in the period in which the related placement transaction is closed. Fees receivable consists of placement fees earned on completed transactions where the cash has not yet been received.

Cash and Cash Equivalents - The Company has defined cash and cash equivalents in the statement of cash flows as cash and short- term investments with maturities of less than three months.

Income Taxes - The Company's results of operations are included in the Parent Company consolidated federal and state returns. Pursuant to a tax sharing agreement, the Company computes its income taxes on a separate company basis. The accrued federal income taxes and federal income taxes payable balances in the accompanying statement of financial condition include taxes reimbursable to or from the Parent Company. The Company believes the method for allocating income tax expense, pursuant to their tax-sharing agreement is systematic, rational, and consistent with the broad principles of Financial Accounting Standards Board (FASB) Statement No. 109, *Accounting for Income Taxes.* Deferred taxes are determined based on the estimated future tax effects of the differences between the financial statements and the tax basis of assets and liabilities, given the provisions of enacted tax laws.

In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The enterprise determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the

technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 is effective for fiscal years beginning after December 15, 2006 and was adopted by the Company in 2007. The adoption of FIN 48 did not have a material impact on the Company's results of operations or financial position.

The Company's policy is to recognize interest and penalties related to unrecognized tax benefits within income tax expense in the statement of income and accrued interest and penalties within the tax liability in the statement of financial condition.

Recent Accounting Pronouncements – In September 2006, the FASB issued FASB Statement No. 157, *Fair Value Measurements*. The statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. FASB Statement No. 157 is effective for fiscal years beginning after November 15, 2007 and is required by the Company in 2008. The Company adopted FASB Statement No. 157 on January 1, 2008 and the impact of adoption was immaterial.

In February 2007, the FASB issued FASB Statement No. 159, T*he Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115*. FASB Statement No. 159 permits the Company to choose to measure many financial instruments at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FASB Statement No. 159 is effective as of the beginning of the Company's first fiscal year that begins after November 15, 2007. The Company adopted FASB Statement No. 159 on January 1, 2008 and the impact of adoption was immaterial.

3. TRANSACTIONS WITH AFFILIATES

Management fees are assessed by BTMU Capital Corporation ("BTMUCC"), an affiliate of the Company, in consideration for administrative and professional services provided and for reimbursement of operating costs incurred by BTMUCC. They are assessed in an amount of 100% of the placement and structuring fee income earned by the Company.

Advances to an affiliate of $11,628,009 consist of amounts due on demand from an affiliate of the Company with interest received monthly. Interest income on the advances to the affiliate company are computed at a money market rate (4.645% at December 31, 2007) amounting to $627,348 for the year ended December 31, 2007.

4. INCOME TAXES

The Company provides for federal and state income taxes as if it were a stand-alone company for federal and state income tax reporting purposes. The Company is included in the consolidated federal return filed by its Parent Company and a combined state return with other members of its affiliated group. At December 31, 2007, the Company had a $27,391 tax payable due to the Parent Company.

The current and deferred portions of the income tax expense are:

	Year Ended December 31, 2007
Current provision:	
Federal	$ 167,604
State	53,822
Deferred benefit:	
Federal	(6,348)
State	
Income tax expense	$ 215,078

The federal statutory rate is reconciled to the effective income tax rate as follows:

	Year Ended December 31, 2007
Statutory federal income tax rate	35.0 %
State income taxes, net of federal tax benefit	6.6
Other adjustments	(1.2)
	40.4 %

The Parent Company and its subsidiaries file income tax returns in various jurisdictions. For federal purposes, tax years 1994 through 2001 have been examined and are currently in appeals, tax years 2002 and 2003 are currently under audit, and tax years 2004 through 2007 are open for examination. For state tax purposes, tax years 2004 and thereafter are open. There were no uncertain tax positions as of January 1, 2007, the adoption date of FIN 48, or at December 31, 2007.

5. NET CAPITAL REQUIREMENTS AND RESERVE REQUIREMENTS

The Company is registered as a broker-dealer with the SEC and is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3%. At December 31, 2007, the Company's net capital and minimum required net capital were $1,353,809 and $8,414, respectively, and its ratio of aggregate indebtedness to net capital was approximately .09 to 1.

The Company does not carry customer accounts or otherwise hold customer funds, and accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to section K(2)(i) of that rule.

* * * * * *

SUPPLEMENTAL SCHEDULES

BTMU FINANCIAL SERVICES INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2007

TOTAL OWNERSHIP EQUITY	$ 12,981,818
NONALLOWABLE ASSETS—	
Advances to Affiliate	11,628,009
Total nonallowable assets	11,628,009
NET CAPITAL	1,353,809
MINIMUM NET CAPITAL REQUIRED (the greater of 6 2/3% of total aggregate indebtedness or $5,000)	8,414
EXCESS NET CAPITAL	$ 1,345,395
Computation of Aggregate Indebtedness	
Total aggregate indebtedness from balance sheet	$ 126,214
Ratio of aggregate indebtedness to net capital	.09 to 1

There are no differences between the amounts presented above and the amounts included in the Company's FOCUS Report filed on January 10, 2008.

BTMU FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2007

The Company does not carry customer accounts or otherwise hold customer funds, and accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to section K(2)(i) of that rule.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: + 617 437 2000
Fax: + 617 437-2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors and Shareholder of
BTMU Financial Services, Inc.

In planning and performing our audit of the financial statements of BTMU Financial Services, Inc. (the "Company"), a wholly owned subsidiary of the Bank of Tokyo-Mitsubishi UFJ Trust Company, for the year ended December 31, 2007 (on which we issued our report dated February 21, 2008), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with Accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect

misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with Accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Deloitte + Touche LLP

February 21, 2008

END